UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*


                           SUN-TIMES MEDIA GROUP, INC.
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                                (Name of Issuer)


                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
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                         (Title of Class of Securities)


                                    86688Q100
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                                 (CUSIP Number)


                               G. WESLEY VOORHEIS
                            AUTHORIZED REPRESENTATIVE
                                 HOLLINGER INC.
                       120 ADELAIDE STREET WEST, SUITE 512
                                TORONTO, ONTARIO
                                 CANADA M5H 1T1
                                 (416) 363-8721
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  MAY 14, 2008
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             (Date of Event which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  86688Q100                                                                                          Page 2 of 8
         -----------------------------------------------------------------------------------------------------------------
         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
            HOLLINGER INC.

         -----------------------------------------------------------------------------------------------------------------
         2. Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                                                        (a)       (b)  X
                                                                                                           -----     -----
         -----------------------------------------------------------------------------------------------------------------
         3. SEC Use Only

         -----------------------------------------------------------------------------------------------------------------
         4. Source of Funds (See Instructions)    OO

         -----------------------------------------------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)           [ ]

         -----------------------------------------------------------------------------------------------------------------
         6. Citizenship or Place of Organization                                                          Canada

         -----------------------------------------------------------------------------------------------------------------

Number of Shares
Beneficially
Owned by Each
Reporting Person
With
                      7. Sole Voting Power              2,166,979

                     -----------------------------------------------------------------------------------------------------
                      8. Shared Voting Power           13,605,944

                     -----------------------------------------------------------------------------------------------------
                      9. Sole Dispositive Power         2,166,979

                     -----------------------------------------------------------------------------------------------------
                     10. Shared Dispositive Power      13,605,944

        ------------------------------------------------------------------------------------------------------------------
        11. Aggregate Amount Beneficially Owned by Each Reporting Person         15,772,923

        ------------------------------------------------------------------------------------------------------------------
        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)           [X](1)

        ------------------------------------------------------------------------------------------------------------------
        13. Percent of Class Represented by Amount in Row (11)                   19.6%

        ------------------------------------------------------------------------------------------------------------------
        14. Type of Reporting Person (See Instructions)    CO/HC

        ------------------------------------------------------------------------------------------------------------------


---------------------------
(1) For additional information regarding disclaimer of beneficial ownership of certain securities of the Issuer, please see the disclosure included in Item 5.

CUSIP No.  86688Q100                                                                                          Page 3 of 8

         -----------------------------------------------------------------------------------------------------------------
         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
            4322525 Canada Inc.

         -----------------------------------------------------------------------------------------------------------------
         2. Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                                                        (a)       (b)  X
                                                                                                           -----     -----
         -----------------------------------------------------------------------------------------------------------------
         3. SEC Use Only

         -----------------------------------------------------------------------------------------------------------------
         4. Source of Funds (See Instructions)    OO

         -----------------------------------------------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)          [ ]

         -----------------------------------------------------------------------------------------------------------------
         6. Citizenship or Place of Organization                                                         Canada

         -----------------------------------------------------------------------------------------------------------------
Number of Shares
Beneficially
Owned by Each
Reporting Person
With
                      7. Sole Voting Power             13,605,944

                     -----------------------------------------------------------------------------------------------------
                      8. Shared Voting Power

                     -----------------------------------------------------------------------------------------------------
                      9. Sole Dispositive Power        13,605,944

                     -----------------------------------------------------------------------------------------------------
                     10. Shared Dispositive Power

        ------------------------------------------------------------------------------------------------------------------
        11. Aggregate Amount Beneficially Owned by Each Reporting Person         13,605,944

        ------------------------------------------------------------------------------------------------------------------
        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)           [X](2)

        ------------------------------------------------------------------------------------------------------------------
        13. Percent of Class Represented by Amount in Row (11)                   16.9%

        ------------------------------------------------------------------------------------------------------------------
        14. Type of Reporting Person (See Instructions)    CO/HC

        ------------------------------------------------------------------------------------------------------------------


---------------------------
(2) For additional information regarding disclaimer of beneficial ownership of certain securities of the Issuer, please see the disclosure included in Item 5.

         This Amendment No. 5 (this "Amendment") amends the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on February 14, 2007 (the "Schedule 13D") by Hollinger Inc. ("Hollinger") and 4322525 Canada Inc., an indirect wholly-owned subsidiary of Hollinger ("Canada Co." and together with Hollinger, the "Reporting Persons"), with respect to the Class A common stock, par value $0.01 per share (the "Class A Common Stock"), of Sun-Times Media Group, Inc., a corporation organized under the laws of Delaware (the "Issuer"), as amended by Amendment No. 1 to the Schedule 13D, as filed with the SEC on June 13, 2007, Amendment No. 2 to the Schedule 13D, as filed with the SEC on August 2, 2007, Amendment No. 3 to the Schedule 13D, as filed with the SEC on September 5, 2007 and Amendment No. 4 to the Schedule 13D, as filed with the SEC on March 27, 2008. The address of the Issuer's principal executive offices is 350 North Orleans Street, Chicago, Illinois, 60654. Unless specifically amended hereby or in Amendment No. 1, Amendment No. 2, Amendment No. 3 to the Schedule 13D or Amendment No. 4 to the Schedule 13D, the disclosures set forth in the Schedule 13D shall remain unchanged. Capitalized terms used herein but not otherwise defined herein shall have the meanings set forth in the Schedule 13D and the amendments thereto.


ITEM 5.  INTERESTS IN THE SECURITIES OF THE ISSUER.

ITEM 5 IS AMENDED TO ADD THE FOLLOWING:

         The responses set forth on rows 11 through 13 of the cover pages of this Amendment are incorporated herein by reference. The percentages set forth in such responses are based on 80,428,124 shares of Class A Common Stock, as reported in the Issuer's quarterly report on Form 10-Q filed with the Commission on May 9, 2008, and includes (i) 65,438,124 outstanding shares of Class A Common Stock and (ii) 14,990,000 shares of Class A Common Stock that may be acquired at any time by the conversion of 14,990,000 shares of Class B Common Stock. Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, Hollinger (by virtue of its relationship with Canada Co.) may be deemed to share beneficial ownership of the shares of Class A Common Stock and the shares of Class B Common Stock owned by Canada Co.

         As a result of the matters described in Item 6 below, the Reporting Persons may be deemed to constitute a "group," within the meaning of Section 13(d)(3) of the Securities Act of 1933, as amended, with DK (as defined below) and/or one or more of its affiliates (the "DK entities"). As a result, it is possible that the Reporting Persons may be deemed to beneficially own all of the Class A Common Stock beneficially owned by the DK entities. To the knowledge of the Reporting Persons, the DK entities collectively beneficially owned 4,602,022 shares of Class A Common Stock as of January 28, 2008, based on a Schedule 13G filed by the DK entities on January 28, 2008. The Reporting Persons hereby disclaim beneficial ownership of shares of Class A Common Stock owned by any DK entity.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

ITEM 6 IS AMENDED TO ADD THE FOLLOWING:

         On May 14, 2008, in connection with the court-supervised restructuring of the Reporting Persons and certain affiliates under the Companies' Creditors Arrangement Act (Canada) (the "CCAA") and a companion proceeding in the United States pursuant to Chapter 15 of the U.S. Bankruptcy Code, the Reporting Persons and their affiliate Sugra Ltd. ("Sugra" and together with the Reporting Persons, the "Applicants") and the Issuer entered into a term sheet (the "Multi-Party Settlement Agreement") with the Issuer and Davidson Kempner Capital Management LLC, MH Davidson Co., Davidson Kempner International Limited, Davidson Kempner

Institutional Partners and Davidson Kempner Partners (collectively, "DK"). DK is the holder of approximately 42% of the outstanding principal amount of Hollinger's secured notes (the "Notes") issued pursuant to indentures dated March 10, 2003 and September 30, 2004.

         In order to become effective, the Multi-Party Settlement Agreement must be approved by an order ("Court Approval") issued by the Ontario Superior Court of Justice (the "Ontario Court"). An agreement between Hollinger and the Issuer, entered into on March 25, 2008, was filed by the Applicants with the Ontario Court on April 10, 2008 (the "Sun-Times Agreement") in connection with the CCAA proceeding. The Sun-Times Agreement was previously filed as Exhibit 19 to Amendment No. 4 to the Schedule 13D. The Multi-Party Settlement Agreement replaces the Sun-Times Agreement, and provides for the resolution of many of the outstanding matters between the Applicants, the Issuer and DK.

         The principal terms of the proposed Multi-Party Settlement Agreement as it relates to the settlement of outstanding issues between the Issuer, DK and the Reporting Persons are described below.

         The Multi-Party Settlement Agreement provides that DK will withdraw its motion seeking the bankruptcies of the Applicants, and that DK will support Court Approval of the Multi-Party Settlement Agreement and the other relief sought by the Applicants in their Notice of Motion dated April 10, 2008.

         As soon as possible after Court Approval, the 14,990,000 shares of Class B Common Stock owned directly or indirectly by Hollinger will be converted on a one-for-one basis into an equal number of shares of Class A Common Stock (the "Exchanged Shares") and Hollinger will receive an additional 1,499,000 shares of Class A Common Stock (the "Additional Shares") from the Issuer. The Exchanged Shares and the Additional Shares, which provide security for the Notes, will be voted by the indenture trustees of the Notes for the benefit of and at the direction of the Noteholders in the manner contemplated by the indentures up to that number of shares that is equal to or less than 19.999% of the aggregate number of shares of Class A Common Stock then outstanding (rounded down to the nearest whole share); provided, however, that the indenture trustee has agreed to vote all of the Exchanged Shares and the Additional Shares in favour of the following directors at the next annual meeting of shareholders scheduled to occur on or about June 17, 2008: The Honorable Raymond G.H. Seitz; William Aziz; Brent Baird; Albrecht W. A. Bellstedt, Q.C.; Herbert A. Denton; Peter Dey; Cyrus F. Freidheim, Jr.; Edward Hannah; Gordon A. Paris; Graham W. Savage and G. Wesley Voorheis. In addition to the aforementioned voting rights, the indenture trustees will be entitled to exercise all other rights attached to the Exchanged Shares and the Additional Shares and may realize upon the Exchanged Shares and the Additional Shares in any commercially reasonable manner. Upon being paid in full, all principal, interest and costs and other amounts payable under the indentures), the indenture trustees will remit any remaining shares and any surplus proceeds to Hollinger and Canada Co. The issuance of the Exchanged Shares and the Additional Shares also will be subject to a registration rights agreement, to be negotiated among DK, the Applicants and the Issuer, all acting reasonably (the "Registration Rights Agreement") forthwith following Court Approval, which Registration Rights Agreement will be subject to certain agreed-upon terms set forth in the Multi-Party Settlement Agreement.

         In addition, effective upon the later of (i) Court Approval and (ii) immediately after the next annual meeting of Issuer's shareholders scheduled for June 17, 2008, William Aziz, Brent Baird, Albrecht Bellstedt, Peter Dey, Edward Hannah and Wesley Voorheis will submit their resignations from the Issuer's board of directors. The Issuer will continue with its independent examination of all strategic alternatives for improving stockholder value, as announced by the Issuer on February 4, 2008.

         The Issuer's claims against the Applicants will continue to be dealt with as previously outlined in the Sun-Times Agreement. Upon Court Approval, Hollinger will pay to the Issuer the reasonable fees and costs incurred by the

Issuer in connection with the CCAA proceedings from August 1, 2007 to the date of Court Approval, subject to a cap of US$2,000,000 in the aggregate. The Issuer and Hollinger will cooperate to maximize the recoverable portion of the class action insurance settlement proceeds payable to them and such proceeds will be allocated so that the Issuer receives 85% of such proceeds, and Hollinger receives 15% of such proceeds. Hollinger and the Issuer agree to divide their respective recoveries from the insolvency proceeding of The Ravelston Corporation Limited and certain affiliates equally as between them.

         A standard CCAA claims process will be implemented immediately for all claims against the Applicants, as outlined in the Multi-Party Settlement Agreement. Subject to certain reserves, all cash of the Applicants will be distributed to the creditors who have proved claims in accordance with the claims process. Distributions will be determined on a non-consolidated basis giving effect to inter-company claims but including only 50% of a claim by Canada Co. against Hollinger in the aggregate amount of approximately CDN$342,500,000 and subject to the following payments:

         (a) first, to pay a transaction fee to DK of CDN$1,500,000 in consideration of the Multi-Party Settlement Agreement;

         (b) second, to pay the reasonable legal costs of the indenture trustees of the Notes up to and including Court Approval; and

         (c) third, to pay the reasonable legal costs of DK up to and including Court Approval;

provided that the total amount paid pursuant to items (a) through (c) will not exceed CDN$4,500,000.

         Upon Court Approval, G. Wesley Voorheis will resign as an officer and director of the Applicants and their subsidiaries. The appointment of William Aziz, or an entity controlled by him, as the Chief Restructuring Officer of the Applicants and an officer of the Court will be sought as part of the Court Approval.

         The foregoing summary of the Multi-Party Settlement Agreement is qualified in its entirety by reference to the text of the Multi-Party Settlement Agreement, which is attached hereto as Exhibit 21 and incorporated herein by reference. In addition, on May 14, 2008, Hollinger issued a press release with respect to the matters described herein, which is attached hereto as Exhibit 22.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

ITEM 7 IS AMENDED TO ADD THE FOLLOWING:

Exhibit No.         Description
-----------         -----------

Exhibit 21          Multi-Party Settlement Term Sheet

Exhibit 22          Press release, dated May 14, 2008

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 16, 2008

                                         HOLLINGER INC.

                                         By: /s/ G. Wesley Voorheis
                                             ----------------------------------
                                             Name: G. Wesley Voorheis
                                             Title: Chief Executive Officer

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 16, 2008

                                         4322525 CANADA INC.

                                         By: /s/ G. Wesley Voorheis
                                             ----------------------------------
                                             Name: G. Wesley Voorheis
                                             Title: Authorized Representative